  Filed pursuant to Rule 253(g)(2)

File No. 024-12484

MEDICAL CARE TECHNOLOGIES, INC.

a Nevada Corporation

1910 S Stapley Drive

Suite 221

Mesa, AZ 85204

SUPPLEMENT NO. 1 DATED JANUARY 3, 2025

This document supplements, and should be read in conjunction with, the offering circular of Medical Care Technology Inc. (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended, on December 6, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE

Change in Price Per Share and Maximum Number of Shares Offered

The purpose of this supplement is to modify references within the Offering Circular to the price of the shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) to be sold in the offering from $0.0005 per share to a price of $.0004 per share and to increase the number of shares to be sold pursuant to the Offering on a continuous basis from 2,000,000,000 to 2,398,000,000.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.